Ballard Power Systems

Ballard to Present at Two Investor Conferences in September 2010

For Immediate Release – September 8, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present at two investor conferences in September 2010, providing an update on the business and discussing Ballard’s strategy within key fuel cell growth markets.

Tony will present at the Wedbush Securities 2nd Annual Clean Technology & Industrial Growth MAC: Management Access Conference in San Francisco on Tuesday, September 14, 2010 at 9:10am PT. An audio plus slides webcast will be available.

In addition, Tony will present at the 8th Annual Ardour Capital Investments Energy Technology Conference in New York on Thursday, September 16, 2010 at 9:00am ET. An audio-only webcast will be available.

Links to the live webcasts will be available at www.ballard.com. In addition, playback of the webcasts will be available for approximately 90 days following the conferences.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree Work: +1.604.412.7919 Mobile: +1.604.723.1961 media@ballard.com